VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

September 7, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

9/21

United States Sec Filing
September 7, 2007

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Company News Release – dated August 20, 2007

VALGOLD RESOURCES LTD.

1400 - 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

August 20, 2007

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD EXPLORATION PROGRAM UPDATE

Vancouver, British Columbia – August 20, 2007 – ValGold Resources Ltd. ("ValGold") is pleased to update investors on the progress of our exploration programs in the Americas. To date in 2007, significant work has been done on the Company's existing drill programs in Canada and newly-developed targets in the Guiana Shield.

Guiana Shield of South America:

Venezuela: The Lo Increible drill program was completed in late July and comprised 35 holes for a total accumulated length of 9,318 metres. Mineralized zones averaging as high as 7.25 g/t gold over a true width of 19.0 metres (0.21 o.p.t. / 62.3') have been intersected. Most holes targeted the Los Patos gold occurrence and, although assays are still pending on several of the deeper holes, results so far indicate the presence of a mineralized body to a depth of 200 meters below surface.

Final preparations are underway to mobilize a diamond drill to the Mochila Lineament gold occurrence located within the Chicanan West concessions. The minimum 5,000 metre drill program will test several targets hosted by mafic and ultramafic rocks comprising the Mochila Layered Intrusion. At least 15 holes are planned and will focus on faults and lithological contacts where either artisanal mining or gold soil anomalies are present.

Guyana: A small, first pass, drill program was completed on the Erakiri gold occurrence on August 16th. A total of nine holes were drilled for a total accumulated length of 1,331 metres. All of the holes targeted porphyry-volcanic contacts along which placer gold is present.

Besides drilling at Erakiri, three large soil sampling programs have been completed over gold targets in the Whana and Piai areas. Follow-up mapping, sampling and trenching, where possible, is planned over the anomalies.

Ontario Canada:

Garrison: A 43-101 compliant report is currently being written by ACA Howe International on the Garrison gold property located 100 kilometers east of Timmins, Ontario. A resource calculation for the JP Zone will comprise part of the report. Drilling on the property was completed in July and has been ongoing almost continuously since late 2005. During this period a total of 74 holes have been drilled on the property for an accumulated length of 32,012 metres.

Tower Mountain: An eight hole drill program was completed August 9th on the Tower Mountain gold property located 40 kilometres west of Thunder Bay. A total of 2,090 meters were drilled to test mostly extensions to previously discovered zones such as that in 04-36 where 50.0 g/t gold were intersected over a core length of 1.5 metres. Assays for all eight holes are currently pending.

END